

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via E-mail
Mr. Thomas J. Fitzpatrick
Chief Financial Officer and
  Chief Administrative Officer
Iridium Communications Inc.
1750 Tysons Boulevard
Suite 1400
McLean, VA 22102

> **Re: Iridium Communications Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 4, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 30, 2014**
> **File No. 001-33963**

Dear Mr. Fitzpatrick:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Commerical Service Revenue, page 47

1. Please tell us and disclose the nature of your change in your prepaid airtime policy effective in 2013. In addition, tell us the amount of the impact of this change on your prepaid revenues and total commercial service revenues.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies and Basis of Presentation, pages 65 - 71

2. Please disclose your accounting policy for your investment in Aireon accounted for under the equity method including the $10 million airtime credits and additional investment of up to $15 million as disclosed on page 75. We note your disclosures on pages 18, 20 and 42. Refer to ASC 323-10-50.

Property and Equipment, page 68

3. As previously requested, please disclose the estimated useful lives for satellites and building improvements.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, Subscriber Equipment Revenues, pages 20 and 24

4. We note your net increase in net subscriber equipment sales was due to the introduction of the Iridum Go!® product line for the three and nine month periods ended September 30, 2014. However, we also note a trend in declining satellite handset sales in 2013 that has continued in 2014. Please disclose in future filings, in greater detail, the impact of the trends in terms of equipment sales volume and product mix of your different product lines on your business and results of operations. We note your disclosure on page 20 that you "anticipate subscriber equipment revenue for the full year 2014 to exceed full year 2013."

Other Income (expense), pages 22 and 24

5. Please tell us and disclose the impact of the issuance of the contingent shares to Baron on August 6, 2014 had on your other income (expense). We note the increase in additional paid-in capital of approximately $3 million for the three months ended September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director